CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000 F (617) 248-4000

Cara E. Bradley

(617) 248-5268

cbradley@choate.com

July 1, 2009

VIA Edgar and E-mail

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:	Soapstone Networks Inc.
Preliminary Proxy Statement on Schedule 14A, filed June 19, 2009
File No. 000-30865

Dear Ms. Mills-Apenteng:

On behalf of our client Soapstone Networks Inc. (“Soapstone”), we transmit herewith the amended Preliminary Proxy Statement of Soapstone, which amends the Preliminary Proxy Statement originally filed with the U.S. Securities and Exchange Commission on June 19, 2009 (the “Proxy Statement”).

In response to the oral comment that was delivered to us, we have amended the Proxy Statement to include the information required by Item 14(c)(1) of Schedule 14A. As provided by Item 14(e)(2) of Schedule 14A, we have incorporated by reference into our proxy statement the information required by Item 14(c)(1) through our 2008 Annual Report to stockholders, which will be mailed to our stockholders along with the Proxy Statement. We believe that the information contained in our 2008 Annual Report substantially meets the disclosure requirements of Item 14 of Form S-4.

If you have any questions regarding this letter or the amended Preliminary Proxy Statement, please feel free to contact me at 617-248-5268.

Sincerely,

/s/ Cara E. Bradley

Cara E. Bradley

cc:	John A. Meltaus, Choate, Hall & Stewart LLP
John R. Pitfield, Choate, Hall & Stewart LLP
Michael Cayer, Soapstone Networks Inc.